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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

TPG Twin Brook Capital Income Fund
(Name of Issuer)

TPG Twin Brook Capital Income Fund
(Name of Person(s) Filing Statement)

Class I, Class D and Class S Shares of Beneficial Interest
(Title of Class of Securities)

00840T100, 00792H203, and 00792H104
(CUSIP Number of class of securities)

Jenny B. Neslin
c/o AGTB Fund Manager, LLC
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-2000
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Rajib Chanda
Steven Grigoriou
Simpson Thacher & Bartlett LLP 900 G Street, N.W.
Washington, DC 20001
December 30, 2024
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:		☐

Item 1.    Summary Term Sheet.
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.
Item 2.    Subject Company Information.

(a)
The name of the issuer is TPG Twin Brook Capital Income Fund (formerly known as “AG Twin Brook Capital Income Fund”) (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 245 Park Avenue, 26th Floor, New York, New York 10167 and the telephone number is (212) 692-2000.

(b)
The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest (the “Class I Shares”), Class D common shares of beneficial interest (the “Class D Shares”) and Class S common shares of beneficial interest (the “Class S Shares” and together with Class I Shares and Class D Shares, the “Shares”) or portions thereof. As of the close of business on September 30, 2024, there were 52,561,994 Class I Shares outstanding, 3,084,929 Class S Shares outstanding and 44,892 Class D Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 2,784,591 Shares that are tendered by holders of the Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of September 30, 2024.

(c)	Shares are not traded in any market.
Item 3.    Identity and Background of Filing Person.

(a)
The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. AGTB Fund Manager, LLC (the “Adviser”) serves as the investment manager for the Fund. The Adviser is located at 245 Park Avenue, 26th Floor, New York, New York 10167 and its telephone number is (212) 692-2000. The members of the Fund’s Board of Trustees (the “Board”) are Trevor Clark, James E. Bowers, James N. Hallene and Lance A. Ludwick (each, a “Trustee”). The Chief Executive Officer and President is Trevor Clark, the Chief Financial Officer and Treasurer is Terrence Walters, and the Interim Chief Compliance Officer and the General Counsel and Secretary is Jenny B. Neslin. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.
Item 4.    Terms of the Transaction.

(a)(1)	(i)
Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 2,784,591 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on January 29, 2025 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)
The purchase price of a Share (or portion thereof) tendered will be its net asset value as of December 31, 2024 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. The form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.
The payment of tendered Shares will be made in cash for those Shares within five business days of the last date that Shareholders may tender Shares for the repurchase offer. The payment date is expected to be February 5, 2025, unless the Offer is extended.

(iii)
The Offer is scheduled to expire on January 29, 2025 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.

	(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

	(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)
Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to SS&C Technologies, Inc.). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

	(xi)	Not applicable.

	(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)		Not applicable.

(b)
Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)
The Fund’s Prospectus dated April 30, 2024, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.    Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)
Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Not applicable.

(d)
The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Fund) and/or borrowings.

Item 8.    Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of September 30, 2024, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
Interested Trustees(1)
Trevor Clark	—	—
Independent Trustees(1)
James E. Bowers	—	—
James N. Hallene	—	—
Lance A. Ludwick	—	—
Executive Officers who are not Trustees(1)
Terrence Walters	—	—
Jenny B. Neslin	—	—
All officers and Trustees as a group (6 persons)	—	—
5% Shareholders
AGTB BDC Holdings, L.P.(2)	12,603,580.017	22.6%

Nomura Asset Management Co., Ltd.(3)	5,775,265.000	10.4%
State Teachers Retirement System of Ohio(4)	3,963,691.070	7.1%

(1)	The address for all of the Fund’s officers and Trustees is c/o TPG Twin Brook Capital Income Fund, 245 Park Avenue, 26th Floor, New York, New York 10167.
(2)	TPG GP A, LLC (“TPG GP A”) is the managing member of TPG Group Holdings (SBS) Advisors, LLC, which is the general partner of TPG Group Holdings (SBS), L.P., which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., which is the sole member of TPG GPCo, LLC, which is the sole member of TPG Holdings II-A, LLC, which is the general partner of TPG Operating Group II, L.P., which is the sole member of AG GP LLC ("AG GP"), which is the general partner of Angelo, Gordon & Co., L.P. (“Angelo Gordon”), which is the (i) sole member of AGTB BDC Holdings GP LLC ("BDC Holdings GP"), which is the general partner of AGTB BDC Holdings, L.P. (“BDC Holdings”); and (ii) investment advisor to BDC Holdings. Because of the relationship of TPG GP A to Angelo Gordon, TPG GP A may be deemed to beneficially own the Shares held by Angelo Gordon and BDC Holdings. TPG GP A is owned by entities owned by James G. Coulter and Jon Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the Shares held by Angelo Gordon and BDC Holdings. Messrs. Coulter and Winkelried disclaim beneficial ownership of the Common Shares held by Angelo Gordon and BDC Holdings except to the extent of their pecuniary interest therein. The address for AGTB BDC Holdings, L.P. is 245 Park Avenue, 26th Floor, New York, New York 10167.
(3)
Information obtained solely by reference to the Schedule 13G/A filed with the SEC on June 3, 2024 by Nomura Asset Management Co., Ltd. (“Nomura”). Of the reported shares, Nomura reported that it has sole voting power for 5,775,265 shares, shared voting power for 0 shares, sole dispositive power for 5,775,265 shares and shared dispositive power for 0 shares. The Nomura Angelo Gordon BDC Fund, which is managed on a discretionary basis by Nomura, has the right or the power to direct the receipt of dividends, or the proceeds from the sale of, the Common Shares. The address for Nomura is Toyosu Bayside Cross Tower, 2-2-1, Toyosu, Koto-Ku, Tokyo, 135-0061, Japan.

(4)	The address for State Teachers Retirement System of Ohio is 275 East Broad Street, Columbus, Ohio 43215.

None of the Trustees or Executive Officers listed above intends to tender any of his or her Shares in the Offer.

(b)
Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has not issued any Shares to the Adviser, Trustees or officers of the Fund.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.
Item 10. Financial Statements.

(a)	The audited annual financial statements of the Fund dated December 31, 2023 and unaudited financial statements of the Fund dated March 31, 2024, June 30, 2024 and September 30, 2024 filed with the SEC on EDGAR on March 21, 2024, May 13, 2024, August 13, 2024 and November 12, 2024, respectively, are incorporated herein by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.
Item 11. Additional Information.

(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	None.

	(5)	None.

(c)		The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.
Item 12. Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

	(ii)	Offer to Purchase.

	(iii)	Forms of Letter of Transmittal.

	(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

	(v)	Forms of Notice of Withdrawal of Tender.

(a)(2)-(4)		Not applicable.

(b)		None.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

107		Filing Fee Table

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TPG TWIN BROOK CAPITAL INCOME FUND

By:	/s/ Jenny B. Neslin
Name:	Jenny B. Neslin
Title:	General Counsel and Secretary
Dated: December 30, 2024

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Forms of Notice of Withdrawal of Tender.

107	Calculation of Filing Fee Table.